

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Benjamin E. Black
Chief Executive Officer
Osiris Acquisition Corp.
95 5th Avenue, 6th Floor
New York, NY 10003

Re: Osiris Acquisition Corp.
Amendment No. 1 to Form S-1
Filed April 26, 2021
File No. 333-254997

Dear Mr. Black:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

Risk Factors
Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 60

1. We note your response to prior comment 2. Please disclose that there is a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Benjamin E. Black
Osiris Acquisition Corp.
May 5, 2021
Page 2

You may contact Tracey Houser at 202-551-3736 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian M. Janson